INVEST IN **MINWO**

The community-as-a-service platform for the Black business economy

PITCH VIDEO   INVESTOR PANEL


rialto
Powered by MINWO
At MINWO, we've created a digital ecosystem. Using our custom built platform, **Rialto**, we provide community-as-a-service and prioritize Black business development.
Bulletin Board

minwo.co   Woodbridge VA

Technology | Software | Minority Owned | Social Impact | SaaS

LEAD INVESTOR



Ikechukwu Chukwumah

I am always impressed listening to founder/CEO Melanie speak with passion on the vision of MIMWO. So making the decision to invest in MIMWO was a no brainer. I was not only looking to invest in a business focused on minorities but a business willing to provide an ecosystem of products to build and scale black businesses and backed by a founder's genuine passion and commitment to the vision. MIMWO has also showed commitment in building wealth in the black community by her willingness to work with other businesses in Africa to help bridge the technological divide by investing and developing talents in the IT space.

Invested $10,000 this round & $5,000 previously

Highlights

1. Techstars Social Impact c/o 2021
2. 2021 WBJ Fire Awards Winner: 50 D.C.-area companies, people and organizations on fire.
3. 4 customers/communities onboarding with strong pipeline.

3. 4 customers/communities onboarding with strong pipeline.

4. Scalable impact: leveraging smart-matching technology (AI) to provide data-as-a-service.
5. Partnership with outsourcing company in Nigeria to source top technical talent.
6. Exponential impact: our success fuels success for others.
7. In-house development and marketing team.
8. Venture Atlanta 2021 Showcase Company

Our Team



Melanie Akwule Founder & CEO

UC Berkeley MBA, Georgia Tech BSBA. | D1 Athlete and Nigerian Olympic Trials. | Former: Product Management @ GE (Data Science Software). | Georgia Tech 40 Under 40

I'm building the company and platform I wish existed when I started my founder journey. After 3 years in Silicon Valley of walking into rooms where I was the odd woman out, I finally began to discover the organizations that were design specifically to support me. Rialto is centralizing Black business development to accelerate the next generation.



Kimberly Gant VP of Digital & Design

Made in the Future Design Fellow. | Web & Digital Marketing Manager for Top Tech & Financial Services Companies | Design & Digital Strategy Consultant for Non-Profits & Startups



Tyrome Sweet Head of Engineering

2021 AWS CTO Fellow| NSF Research Traineeship (NRT) Program Fellow. | GEM Fellow. | PhD Candidate (Bio Informatics)



Adriane Lanier CyberOps Manager

JMU MBA, Computer & Info Systems Security/Information Assurance.

About Rialto


MINWO Inc.
Powering the Black business ecosystem.


If you want to:
go fast, go alone.
go far, go together.


Pinterest
LinkedIn
yelp
YouTube
stripe
The Paypal Mafia Ecosystem
Some of the most notable tech companies we have today were started by a few individuals that came together, in community, to build something great.


eventbrite
Source: Ventures of the PayPal Mafia

The community eventually became an ecosystem as those individuals became leaders who hired others and investors that powered the next generation of unicorns.

Our Mission

Our mission is to create generational wealth within the Black community through scaling Black businesses.

Backed by

techstars_ · Coalition of Black Excellence · COX Enterprises, Inc. · Berkeley SkyDeck

Problem

Statistics show that the Black businesses still suffer from the systemic barriers that prevent sustainable growth and while there are amazing efforts being made to fix these issues, it's happening in silos.

In essence, we lack the ecosystem cohesion we need to start, build, and scale our businesses systemically.


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Black Community Empowerment Movement.
- Chicago
Two 2 programs launched to support Detroit's Black-owned businesses
- Detroit
Emerging Ecosystem For Supporting Black-Owned Businesses.
- Oakland
Supporting North Virginia's Minority-Owned Businesses.
- Virginia
Working to Increase Opportunities For Minority-owned Businesses.
- Dallas
Black Ecosystem Report
- Birmingham

Solution

INTRODUCING

rialto

Rialto is the community-as-a-service platform that brings together key players in the Black business ecosystem to work together more effectively by leveraging AI.


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Hustle Forward
Melanie
Funding
Marketing
Client Acquisition
Taxation
Bulletin Board
Kimberly Gant
Hustle Forward
11
07
46
40

Customer & Traction

Our customers are using Rialto to:

Collab Capital

CVM Worldwide

GoProxie

- Centralize their Network of Businesses
- Connect Businesses to Experts & Each Other
- Connect Businesses to Resources & Capital

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COLLAB CAPITAL
Forum

Business Model

Grassroot (50 Members)	Collective (250 Members)	Ecosystem (Unlimited Members)
$125 Monthly	$475 Monthly	$2,000 Monthly
$1,200 Annually	$4,500 Annually	$18,000 Annually

Growth Strategy

Building the Ecosystem
Centralize the Black business ecosystem

Data-As-A-Service

Entrepreneurs: Access to people and resources that's tailored to your businesses' needs

Programs & Organizations: Insight to how to better serve your community

Capital & Resource providers: Access to high quality & diverse deal flow

Business Development-As-A-Service
Revenue Generation Support; Hiring & Growth Support

Market Opportunity


$290B
US Black Business Ecosystem
$221B
Latin America and Caribbean Business Ecosystem
$6B
African Business Ecosystem

Leadership Team




Leadership
Melanie Akwule
Founder & CEO
Kimberly Gant
VP of Digital & Design
Adriane Lanier
CyberOps Manager
Tyrone Sweet
Head of Engineering
Advisors
Joey Womack
Founder, CEO at Goodie Nation
Kevin King
Activate Product Manager at Amazon Web Services
Lisha Bell
Product Manager at Paypal, Co-Founder of BLXVC
Marcellus Haynes
Founder, Director at Technologies of Color
Vennard Knight
President, Fractional CIO at Wave Welcome


We're going further, together, and I encourage you to join us.
For more information
rialtoapp.co
Or email me directly
melanie@minwo.co


APPENDIX


Competitive Advantage
COMMUNITY
INCLUSION
ECOSYSTEM
HELLO ALICE
VALENCE
Ureeka
mighty networks
rialto
ONEVALLEY
NMSDC
startuptree


Team Members
John Akinsola
Senior Full Stack Developer
Samson Samuel
Full Stack Developer
Chiamaka Odoboh
Frontend Developer
Gift Chukwuweinke
Frontend Developer


Adedeji Balogun
Senior UI Designer
Symone Anthony
Application Support Engineer
Matthew Alston
Full Stack Developer
Olusegun Adeniyi
Brand Designer
Emamuzo Omokiti
Frontend Developer
Victoria Samson
Scrum Master
Samuel Olowokere
Junior DevOps Engineer



2022 User & Revenue Goals

	Price Point (Per Year)	Target Communities Sold	Total
Grassroots Plan (50 Members)	$1,200	36	$43,200
Collective Plan (250 Members)	$4,500	12	$54,000
Ecosystem Plan (Unlimited)	$18,000	10	$180,000

2022 Project Revenue: $277,200 | 2022 Project User Count: 9,800

This slide contains forward-looking projections that cannot be guaranteed.

Downloads

The Rialto 5-Year Vision

Rialto Community Manager Media Kit.pdf